Mail Stop 4561

February 18, 2009

Timothy J. Kilkenny
Chief Executive Officer
Fullnet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, Oklahoma 73102

> **Re:** **Fullnet Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-27031**

Dear Mr. Kilkenny:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief